SCHEDULE B

Gold Toe Moretz Holdings Corp. and Subsidiaries

Unaudited Condensed Interim Consolidated Financial Statements
as of and for the Three Months Ended April 3, 2011 and April 3, 2010

TABLE OF CONTENTS

PAGE
Unaudited Condensed Interim Consolidated Financial Statements:

Unaudited Condensed Interim Consolidated Balance Sheet as of April 3, 2011 and December 31, 2010	1

Unaudited Condensed Interim Consolidated Statements of Operations for the three months ended April 3, 2011 and April 3, 2010	2

Unaudited Condensed Interim Consolidated Statements of Stockholders’ Deficit and Comprehensive Income(Loss) as of April 2, 2011 and Consolidated Statements of Stockholders’ Deficit and Comprehensive Income(Loss) December 31, 2010	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the three months ended April 3, 2011 and April 3, 2010	4

Notes to Unaudited Condensed Interim Consolidated Financial Statements	5

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Dollars In Thousands except share data)

	April 3, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$ 18,992	$ 18,614
Accounts receivable, net	32,669	43,938
Inventories	54,132	49,519
Inventory consigned to others	155	--
Prepaid expenses and other current assets	2,157	1,967
Deferred tax asset	457	457
Total current assets	108,562	114,495

Property, plant and equipment, net	4,598	5,019
Investment in affiliate	8,889	8,371
Deferred financing fees	1,321	471
Trademarks	5,823	5,823
Other identifiable intangibles	8,006	8,405
Goodwill	38,210	38,210
Other noncurrent assets	495	1,185
Total assets	$ 175,904	$ 181,979
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$ 31,513	$ 34,045
Accrued royalty payable	2,454	2,762
Accrued administrative fee payable	2,943	2,693
Accrued interest payable	2,669	2,493
Current portion of long-term debt and capital lease obligations	330,083	330,083
Total current liabilities	369,662	372,076
Deferred compensation	--	1,432
Long-term debt and capital lease obligations	13	16
Deferred tax liability	2,216	2,216
Pension liability	19,290	19,246
Other non-current liabilities	817	804

Commitments and contingencies (Note 7)

Stockholders’ deficit:
Common stock, $.10 par value; authorized shares: 2,500,000; issued and outstanding shares: 1,883,224 at April 3, 2011 and 1,859,599 at December 31, 2010	188	186
Additional paid-in capital	76,319	76,321
Accumulated deficit	(263,462)	(261,002)
Accumulated other comprehensive loss	(29,139)	(29,316)
Total stockholders’ deficit	(216,094)	(213,811)
Total liabilities and stockholders’ deficit	$ 175,904	$ 181,979

See Notes to Unaudited Condensed Interim Consolidated Financial Statements.

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars In Thousands)

	Three months ended
	April 3, 2011	April 3, 2010

Net sales	$ 58,822	$ 60,269
Cost of goods sold	37,654	36,927
Gross profit	21,168	23,342
Selling, general and administrative expenses	14,577	14,583
Amortization of other identifiable intangibles	399	400
Pension and other postretirement benefit expenses	680	814
Restructuring expense	115	213
Interest expense	8,163	8,375
Loss before provision for taxes and equity earnings	(2,766)	(1,043)
Provision for taxes	35	192
Equity earnings in investment in joint venture	(341)	(104)
Net loss	$ (2,460)	$ (1,131)

See Notes to Unaudited Condensed Interim Consolidated Financial Statements.

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND
COMPREHENSIVE INCOME (LOSS)
(Dollars and Shares In Thousands)

			Additional		Other
	Common Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	(Deficit)Income	Income(loss)	Total
Balance at January 1, 2010	1,836	184	76,293	(263,301)	(30,691)	(217,515)
Net income				2,299		2,299
Pension liability adjustment					956	956
Foreign currency translation adjustment					419	419
Comprehensive income						3,674
Share-based compensation			30			30
Vesting of restricted stock	24	2	(2)			--
Balance at December 31, 2010	1,860	$ 186	$76,321	$(261,002)	$(29,316)	$(213,811)
Net loss				(2,460)		(2,460)
Foreign currency translation adjustment					177	177
Comprehensive loss						(2,283)
Vesting of restricted stock	23	2	(2)			--
Balance at April 3, 2011(unaudited)	1,883	$ 188	$76,319	$(263,462)	$(29,139)	$(216,094)

See Notes to Unaudited Condensed Interim Consolidated Financial Statements.

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars In Thousands)

	Three months ended
	April 3, 2011	April 3, 2010
OPERATING ACTIVITIES
Net loss	$ (2,460)	$ (1,131)
Adjustments to reconcile net loss to net cash and cash equivalents provided by operating activities:
Equity earnings in investment in joint venture	(341)	(104)
Depreciation	502	585
Amortization of other identifiable intangibles	399	400
Deferred financing amortization	54	39

Changes in operating assets and liabilities:
Accounts receivable	11,269	15,735
Inventories	(4,768)	(6,158)
Prepaid expenses and other current assets	(190)	(153)
Other noncurrent assets	690	20
Accounts payable and accrued expenses	(2,593)	(796)
Accrued interest payable	176	162
Other noncurrent liabilities	(1,375)	541
Net cash provided by operating activities	1,363	9,140

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(78)	(446)
Net cash used in investing activities	(78)	(446)

FINANCING ACTIVITIES
Repayments under revolving credit agreement	--	(16,500)
Principal payments on long-term debt and capital lease obligations	(3)	(566)
Financing fees	(904)	--
Net cash used in financing activities	(907)	(17,066)

Net change in cash	378	(8,372)
Cash and cash equivalents at beginning of year	18,614	14,539
Cash and cash equivalents at end of year	$ 18,992	$ 6,167

SUPPLEMENTAL DISCLOSURES
Cash paid during the year:
Interest	$ 7,933	$ 8,174
Income taxes	$ 49	$ 32

See Notes to Unaudited Condensed Interim Consolidated Financial Statements.

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Significant Accounting Policies

Description of the Business

Gold Toe Moretz Holdings Corp. and its subsidiaries (the “Company”) design, manufacture and market socks in the United States and Canada.  The Company is a leading supplier to the department store, national chain and specialty sporting goods channels as well as the mass market and warehouse club channels. The Company’s owned brands include Gold Toe®, PowerSox®, Auro®, All Pro®, Silver Toe®, and gt®, a Gold Toe brand and licensed brands include New Balance®, Under Armour®, and kathy ireland®. Private label programs are developed for certain retailers such as Wal-Mart (Danskin®), Target (Pro Spirit®), Gap® and Old Navy®.

Basis of Presentation

The accompanying unaudited condensed interim consolidated financial statements as of and for the three months ended April 3, 2011, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information.  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three month period ended April 3, 2011, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2011.  Due to seasonality, the three months ended March is historically the Company’s lowest revenue and operating results quarter.

For further information, refer to the annual consolidated financial statements and footnotes of the Company, included in the 2010 Consolidated Financial Statements.

Principles of Consolidation

The accompanying unaudited condensed interim consolidated financial statements include the accounts and results of operations of the Company. All intercompany accounts and transactions are eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company’s principal customers are retail stores and chains primarily located in the United States. The Company generally does not require collateral on accounts receivable.

The Company maintains allowances for markdowns and doubtful accounts for estimated customer allowance deductions related to retail sales conditions and estimated losses resulting from the inability of its customers to make required payments.  The allowances are estimated using historical experience, relative aging of accounts receivable and current market information regarding specific customers’ inability to meet its financial obligations (e.g., bankruptcy filing).  If the amount of allowances deducted from customers’ payments exceeds the Company’s estimates, or if the financial condition of the Company’s customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  The Company also maintains a reserve for the potential return of product that was shipped to customers during the current year.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

Inventory Valuation

Inventories are recorded at standard costs, approximating cost determined on the first-in, first-out basis.  If the utility of the inventory is no longer as great as its cost, a loss is recorded to state inventory at the lower of cost or market, with a corresponding allowance.  Inventories are stated net of an allowance for obsolete and slow moving inventory. The Company identifies slow moving and obsolete inventory and estimates appropriate loss provisions equal to the difference between the cost of inventory and the estimated market value less cost to sell based upon assumptions about future demand and market conditions.  Based on the analysis of slow moving and obsolete inventory, the Company had a lower of cost or market reserve of $4.4 million and $4.9 million as of April 3, 2011, and December 31, 2010, respectively.  If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated by the straight-line method over the estimated useful lives of the assets as follows:

Buildings...........……………...............     7-39 years
Machinery, equipment and other..…... 3-15 years
Leasehold improvements....…….........   The lesser of the lease term or estimated useful life

Expenditures for repairs and maintenance are charged to expense as incurred, unless such expenses extend the life of the asset.  The Company recorded depreciation expense of approximately $500,000 and $600,000 for the three months ended April 3, 2011, and April 3, 2010, respectively, which is included in cost of goods sold and selling, general and administrative expenses in the accompanying unaudited condensed interim consolidated statements of operations.

Impairment

           The Company reviews long-lived assets, including intangible assets subject to amortization, for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the assets.

Goodwill and Other Intangible Assets

The Company tested its intangible assets with indefinite lives for impairment as of July 1.  The Company considers relevant cash flow and profitability information, including estimated future operating results, trends and other available information, in assessing whether the carrying value is impaired.  Based on these annual impairment evaluations, no impairment of goodwill or other intangible assets with indefinite lives was identified in 2010.  The Company will determine whether an event has occurred that would more likely than not reduce the fair value of the intangible assets with indefinite lives below its carrying value and, if necessary, the Company will perform an impairment test between annual dates.

Income Taxes

Deferred income taxes are provided at the enacted marginal rates on the differences between the financial statement and income tax basis of assets and liabilities.  Significant temporary differences include those related to net operating loss carryforwards, pension assets and liabilities, allowances for receivables, royalty income, inventory capitalization and reserves, interest expense, and allowance for bad debts.  The Company files a consolidated federal income tax return and separate, consolidated or unitary state and local income tax returns in accordance with the filing requirements and options applicable in the jurisdiction in which income tax returns are required. Income tax expense for the Company is presented in the accompanying unaudited condensed interim consolidated financial statements calculated on a basis consistent with filing requirements.

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company periodically assesses the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, or federal statutory tax audits or estimates and judgments used.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

Income Taxes (Continued)

                  Realization of deferred tax assets associated with net operating loss and credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration by tax jurisdiction. We believe that it is more likely than not that certain of these net operating loss and credit carryforwards may expire unused and, accordingly, have established a valuation allowance against them.

The Company adopted the provisions of Accounting Standards Codification (“ASC”) 740, Income Taxes, (“ASC 740”) on January 1, 2009. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of ASC 740, the Company had a $950,000 liability for unrecognized tax benefits at January 1, 2009. This included an adjustment to retained earnings of $763,000.  The liability recognized for uncertain tax positions is recorded in other non-current liabilities in the accompanying unaudited condensed interim consolidated balance sheet as of April 3, 2011 and December 31, 2010.

The Company recognizes liabilities for uncertain tax positions based on a two-step process.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on its technical merits.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Use of Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may vary from those estimates.

Revenue Recognition

The Company recognizes revenue when (i) there is persuasive evidence of an arrangement, (ii) the sales price is fixed or determinable, (iii) title and the risks of ownership have been transferred to the customer and (iv) collection of the receivable is reasonably assured, which occurs primarily upon shipment.  The Company records revenue net of the amount to be received after deductions for estimated discounts, allowances, returns, rebates and sales taxes.  These estimates and reserves are determined and adjusted as needed based upon historical experience, contract terms, and other related factors.  The Company also earns revenues from the licensing of trademarks, which are included in net sales in the accompanying unaudited condensed interim consolidated statements of operations.  The Company offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the accompanying unaudited condensed interim consolidated statements of operations are as follows:

Discounts and Rebates – The Company recognizes the cost of these incentives at the date at which the related sale is recognized or the date at which the incentive is offered.  The cost of these incentives is estimated using a number of factors, including historical utilization and redemption rates.   The Company includes these amounts in the determination of net sales.

Volume-Based Incentives – These incentives typically involve rebates that are redeemable only once the customer purchases from the Company for a specified period of time and a specific dollar amount.  The rebate amount may vary based on purchased volume hurdles.  Under the incentive programs, the Company estimates the anticipated rebate to be paid and accrues an appropriate amount each period.  The Company includes these amounts in the determination of net sales.

Cooperative Advertising – Under these arrangements, the Company agrees to reimburse customers for a portion of the costs incurred to advertise and promote certain of the Company’s products.  The Company recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes places.  The Company includes these amounts in the determination of net sales.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

Restructuring

On January 8, 2008, the Company announced the closing of its manufacturing operations in Burlington, North Carolina.  The manufacturing operation was scaled down between March and October 2008.  This restructuring was to maximize supply chain opportunities and expand operations with its Joint Venture. In addition, the Company’s corporate office was consolidated into facilities in Newton, North Carolina and two warehouses, currently under lease, were idled.  In January 2009, the Company completed a workforce reduction in response to economic conditions deteriorating in late 2008 and the expected economic and retail conditions for 2009.

Restructuring expenses for the three months are summarized as follows:

	April 3, 2011	April 3, 2010
	(Dollars In Thousands)

Severance and benefits	$ 2	$ 14
Facility closure costs	113	194
Other	--	5
Total restructuring expense	$ 115	$ 213

These expenses are a result of closing the Burlington, North Carolina facility, workforce reductions, idle warehouses and consolidation of the corporate offices to Newton, North Carolina.  As of April 3, 2011, and December 31, 2010, the Company had no restructuring liability other than the severance obligation summarized below.

The severance obligation related to the corporate office consolidation at December 31, 2010 and April 3, 2011, is summarized as follows (in thousands):

Balance, January 1, 2010	$ 47
Additions	517
Payments	(507)
Balance, December 31, 2010	$ 57
Additions	--
Payments	(52)
Balance, April 3, 2011	$ 5

Equity-Based Compensation

The Company recognizes compensation expense related to share-based compensation in the income statement over the service period based on the estimated fair value of the award (net of estimated forfeitures) at the grant date.  The Company determined, based on an analysis by a third-party valuation specialist, that the restricted stock grants had no fair value at the grant date.

                 The Company records deferred tax assets related to compensation expense for awards that are expected to result in future tax deductions for the Company, based on the amount of compensation cost recognized and the Company’s statutory tax rate in the jurisdiction in which it expects to receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and actual tax deductions reported on the Company’s income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the unaudited condensed interim consolidated statements of operations as additional income tax expense (if the deferred tax asset exceeds the tax deduction and no excess additional paid-in capital exists from previous awards).

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

Comprehensive Income (Loss)

           The Company’s comprehensive income (loss) for the year and accumulated other comprehensive loss balance consists of foreign currency translation and minimum pension liability adjustments.  The components of accumulated other comprehensive loss, net of related taxes, are as follows:

	April 3, 2011	December 31, 2010
	(Dollars In Thousands)
Foreign currency translation adjustment	$ (1,546)	$ (1,723)
Pension liability adjustment	(27,593)	(27,593)
Accumulated other comprehensive loss	$(29,139)	$(29,316)

Translation of Foreign Financial Statements

           The Company records in other comprehensive income (loss) its share of translation adjustments arising from the translation of its equity method investee’s financial statements from its functional currency to the Company’s reporting currency.

Foreign currency transaction gains and losses are reflected in income currently.  For the three months ended April 3, 2011 and April 3, 2010, Canadian foreign currency transaction gains amounted to approximately $63,000 and $57,000, respectively.

Advertising Costs

The Company charges advertising costs to operations in the period the advertising first takes place. Advertising costs were approximately $1.8 million for each of the three months ended April 3, 2011, and April 3, 2010.

Interest Expense

Interest expense is comprised of interest on the financing agreements, capitalized leases and amortization of deferred financing fees.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturities of these instruments. The carrying value of long-term debt approximates fair value based on its variable interest rates.

Risks, Uncertainties and Significant Concentrations

The Company manufactures and sources a portion of its products from domestic and foreign vendors. The Company attempts to limit the concentration with any one manufacturer or vendor. The Company believes it has alternative manufacturing and raw material sources available to meet its current and future production requirements in the event current manufacturers or vendors are unavailable to fulfill the Company's needs.

The Company's principal customer base, the retail industry, has experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions and restructurings. The Company cannot predict what effect, if any, continued changes within this industry would have on the Company's operations.

The Company has two customers, which each individually, accounted for greater than 10% of net sales for the three months ended April 3, 2011 (15.5% and 11.7%) and three customers for the three months ended April 3, 2010 (13.5%, 11.5% and 10.7%).

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

Recently Issued Accounting Standards Adopted

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-06 (“ASU 2010-6”) Improving Disclosures About Fair Value Measurements.  ASU 2010-6 amends ASC 820 (formerly Statement of Financial Accounting Standards No. 157 (“Statement 157”)) Fair Value Measurements to add new requirements for disclosures about transfers in and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements.  This amendment provides clarification for existing disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This update amends guidance on employers’ disclosures about postretirement benefit plan assets to require that disclosures be provided by classes of assets instead of by major categories of assets.  The guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirements to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010.  The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

2.  Accounts Receivable

Allowances provided for accounts receivable are as follows:

	April 3, 2011	December 31, 2010
(Dollars In Thousands)

Doubtful accounts	$ 260	$ 219
Customer allowances and returns	3,752	7,642
	$ 4,012	$ 7,861

3.  Inventories

Inventories consist of the following:

	April 3, 2011	December 31, 2010
	(Dollars In Thousands)

Finished goods	$ 50,211	$ 46,311
Work in process	931	525
Raw material and supplies	3,145	2,683
	$ 54,287	$ 49,519

4.  Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	April 3, 2011	December 31, 2010
	(Dollars In Thousands)

Land	$ 140	$ 140
Buildings and site improvements	3,890	3,890
Machinery, equipment and other	39,556	39,562
Construction in progress	466	384
	44,052	43,976
Less: accumulated depreciation	(39,454)	(38,957)
	$ 4,598	$ 5,019

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  Long-Term Obligations and Financing Arrangements

The classification of the Company’s financing arrangements and capital lease obligations is as follows:

	April 3, 2011	December 31, 2010
	(Dollars In Thousands)

Revolving Credit Loan	$ 19,000	$ 19,000
First Lien Term Loan	206,071	206,071
Second Lien Term Loan	105,000	105,000
Capital lease obligations	25	28
Total	$ 330,096	$ 330,099
Less: current portion	(330,083)	(330,083)
Total long-term capital lease obligations	$ 13	$ 16

Financing Agreements

The Company’s financing agreements consist of a $275.0 million First Lien Credit Agreement and a $105.0 million Second Lien Credit Agreement; collectively the “Credit Agreements”.  The First Lien Credit Agreement provides for $50.0 million in revolving credit loans and $225.0 million in term loans, and the Second Lien Credit Agreement provides for $105.0 million in term loans.  The First Lien Credit Agreement has maturity dates of October 30, 2012, with respect to the revolving facility and October 30, 2013, with respect to the term loans. The Second Lien Credit Agreement term loans mature April 30, 2014.  In connection with the origination of the Credit Agreements, the Company incurred transaction costs of $8.3 million.  Substantially all of the Company’s assets are pledged as collateral for the Credit Agreements.

The Credit Agreements initially provided for interest for borrowings under the First Lien term and revolving facility to be based on either, at the Company’s option, the London InterBank Offered Rate (“LIBOR”) plus 2.5% to 2.75% or the base rate plus 1.5% to 1.75%. The Second Lien Credit Agreement provided for interest for borrowings to be based on either, at the Company’s option, the LIBOR plus 6.0% or the base rate plus 5.0%.  Base rate is equal to the greater of (a) the prime rate or (b) the federal funds rate plus 0.5%.

In August 2008, the Company and its lenders entered into amendments to the Credit Agreements.  The amendments adjusted the interest rates for borrowings under the First Lien term and revolving facility to be based on either, at the Company’s option, the LIBOR plus 4.75% to 5.25% or the base rate plus 3.75% to 4.25% with a floor on LIBOR of 3.25% and a floor on the base rate of 4.25%.  The amendments adjusted the interest rates for borrowings under the Second Lien term to be based on either, at the Company’s option, the LIBOR plus 8.5% or the Base Rate plus 7.5% with a floor on LIBOR of 3.25% and a floor on the base rate of 4.25%.  The Company would not have been in compliance with its covenants had the amendment and waiver not been reached.  This amendment and waiver waived any past noncompliance with certain financial covenants and revised future covenants.  The Company determined that the amendments to the Credit Agreements created an instrument that is substantially different from the original debt instruments and therefore the transaction was accounted for as an exchange of debt instruments.  As such, the amendments were accounted for in the same manner as a debt extinguishment. The Company initially recorded the new debt instruments at fair value and recorded a $10.9 million charge to write off the financing fees associated with the financing agreements, which was comprised of unamortized fees of $6.3 million and additional fees incurred with the 2008 amendment of $4.6 million.

In September 2009, the Company and its lenders entered into amendments to the Credit Agreements.   The amendments defined and limited expenses permitted to be added to net income in calculating financial ratios required in the Credit Agreements.  The amendment waived any default or event of default that may have arisen as a result of any noncompliance with financial ratios in prior periods.

As of April 3, 2011, and December 31, 2010, $19.0 million was outstanding on the revolving credit facility, and the Company had no open trade letters of credit outstanding. In addition, there were approximately $1.1 million in standby letters of credit outstanding.  Net availability under the revolving credit facility was $29.9 million at April 3, 2011.  In addition, the Company had cash of $19.0 million.

The annual maturities of the Company’s Credit Agreements for the next five years, excluding any repayment under the revolving credit facility are zero for the year 2011, $19.0 million in 2012, $206.1 million in 2013 and $105.0 million in 2014.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  Long-Term Obligations and Financing Arrangements

At April 3, 2011, the interest rate for the First Lien term loan was 8.5%, the Second Lien term loan was 11.75% and the revolving credit loan interest rate was 8.5%.   In order to assess the impact of changes in interest rates on future earnings and cash flow, the Company assumed a 1.0% (100 basis points) unfavorable shift in the underlying interest rate would result in additional interest expense of approximately $830,000 for a three month period.  However, at April 3, 2011, LIBOR was 0.30% and could increase 2.95% (295 basis points) before impacting the Company due to the LIBOR floor in effect at April 3, 2011.

The payment obligations under the Credit Agreements are unconditionally guaranteed by the Company and its domestic subsidiary guarantors. Each of the domestic subsidiary guarantors is a direct or indirect wholly owned subsidiary of the Company.

The Credit Agreements contain a number of covenants that, among other things, restrict the ability of the Company and its subsidiaries, other than pursuant to specified exceptions, to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay other indebtedness, pay dividends, create liens on assets, enter into leases, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures (not to exceed $5.0 million), enter into sale and leaseback transactions, change the nature of their business or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the Credit Agreements the Company is required to comply with two specified financial ratios, a total leverage ratio and an interest coverage ratio.

As of December 31, 2010, the Company’s Total Leverage ratio (Consolidated Net Debt to Consolidated EBITDA, each as defined in the Credit Agreements) covenant requires a ratio not to exceed 6.50 to 1 and the Company’s Interest Coverage ratio (Consolidated EBITDA to Consolidated Interest Expense, each as defined in the Credit Agreements) covenant requires a ratio in excess of 1.35 to 1.  Effective with the quarter ending April 3, 2011, the maximum Total Leverage ratio is reduced to 4.25 to 1, and the minimum Interest Coverage ratio is increased to 2.00 to 1, representing a significant step-down from the ratios in effect prior to that time.

On March 25, 2011, the Company and its lenders entered into a limited waiver and amendment to the Credit Agreement.  The limited waiver and amendment waived the requirement to deliver financial statements for 2010 with an opinion that did not contain reference to a going concern uncertainty.  In addition, the limited waiver and amendment waived the maximum Total Leverage ratio and minimum Interest Coverage ratio requirements discussed above for the testing period ended April 3, 2011, for a 90 day period ending June 30, 2011.  Further, the limited waiver and amendment eliminated cure rights previously held by the Company’s equity holders to inject additional capital in the event of a shortfall in Consolidated EBITDA under the financial covenants, and introduced a net cash provision that whereby at the time of any revolver borrowing, the Company’s net cash balance cannot exceed $10.0 million after giving effect to the borrowing and the application of the proceeds of such borrowing.  Fees of approximately $900,000 were charged by the lenders in connection with entering into the waiver and amendment.

Absent obtaining the limited waiver and amendment, the Company would not have been in compliance with the terms of the Credit Agreement. Further, the Company does not currently anticipate that it will be able to comply with the financial covenants referenced above beginning with the testing period ending June 30, 2011, which would constitute an event of default as defined by the Credit Agreement and which would give the lenders the right to accelerate payment of all amounts outstanding under the Credit Agreement.  As a result, the Company’s obligations under its Credit Agreement are classified as current liabilities in the accompanying unaudited condensed interim consolidated balance sheet at April 3, 2011.
     On April 15, 2011, Gildan Activewear, Inc. (“Gildan”) acquired 100% of the common stock of Gold Toe Moretz Holdings Corp. for aggregate cash consideration of approximately $350 million. The majority of the consideration was used to fully repay the outstanding indebtedness of the Company under the Credit Agreements on the date of acquisition.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  Employee Benefit Plans

Net periodic pension expense of the Company's defined benefit pension plan for the three months ended April 3, 2011 and April 3, 2010 include the following components:

	April 3,
	2011	2010
	(Dollars In Thousands)
Interest cost	$ 626	$ 670
Expected return on plan assets	(651)	(559)
Amortization of prior service cost	8	8
Recognized net actuarial loss	697	625
Net periodic pension cost	$ 680	$ 744

     The Company made contributions of approximately $636,000 and $272,000 for the three months ended April 3, 2011 and April 3, 2010, respectively.  The Company expects its contributions for the remainder of 2011 to be approximately $2.6 million.

7.  Commitments and Contingencies

The Company leases certain land, buildings and equipment under noncancellable operating leases that expire in various years through 2018. Certain of the operating leases contain rent escalation clauses and require the Company to pay maintenance costs, property taxes and insurance obligations on the leased property.  For the three months ended April 3, 2011, and April 3, 2010, rent expense totaled approximately $1.2 million and $1.3 million, respectively.

The Company has standby letters of credit of approximately $1.1 million as of April 3, 2011 and December 31, 2010.

As a result of the transaction with Gildan discussed in Note 5 – Long-Term Obligations and Financing Arrangements, the Company’s two idle warehouse leases discussed in Note 1 – Background and Significant Accounting Policies were terminated.  In addition, three of the Company’s warehouse leases will terminate at the end of 2011 and the rent expense for each warehouse was reduced to one dollar per month for the remainder of the year.

In addition to the items discussed above, from time to time, the Company is involved in various legal proceedings arising from the ordinary course of its business operations.  The Company believes that its potential liability with respect to any matters currently known will not have a material impact to the Company's consolidated financial position or results of operations.

8.  Related-Party Transactions

As a result of the merger of Moretz, Inc. in 2006, the Company entered into a management and advisory agreement with The Blackstone Group.  The Company expensed approximately $250,000 for advisory fees for each of the three months ended April 3, 2011 and April 3, 2010.  In 2008, the Company amended the management and advisory agreement that deferred future payment of the advisory fees.  The Company has accrued advisory fees of $2.9 million and $2.7 million at April 3, 2011 and December 31, 2010, respectively.

In connection with the Company’s joint venture, for the three months ended April 3, 2011, and April 3, 2010, the Company sold raw materials of $3.7 million and $2.9 million to Inversiones Gaco, S.A. de C.V. and purchased goods totaling $6.8 million and $4.9 million from Inversiones Gaco, S.A. de C.V, respectively.  As of April 3, 2011, no accounts receivable was due from the joint venture and $510,000 was due from the joint venture as of April 3, 2010.  As of April 3, 2011, accounts payable of $843,000 was due to the joint venture and as of April 3, 2010, no accounts payable was due to the joint venture.

The Company leases warehouse space from companies related through common ownership under noncancellable operating-type leases (see Note 7 - Commitments and Contingencies).  The payments on these leases are approximately $500,000 and $600,000 for the three months ended April 3, 2011 and April 3, 2010, respectively.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  Related-Party Transactions (Continued)

The Company purchased air transportation services from a company related through common ownership.  Expenses were approximately $25,000 and $37,000 for the three months ended April 3, 2011 and April 3, 2010, respectively.

9.  Subsequent Events

The Company has considered subsequent events through June 27, 2011, in preparing the unaudited condensed interim consolidated financial statements and disclosures, as this is the date on which the financial statements were available to be issued.

On April 15, 2011, Gildan Activewear, Inc. (“Gildan”) acquired 100% of the common stock of Gold Toe Moretz Holdings Corp. for aggregate cash consideration of approximately $350 million. The majority of the consideration was used to fully repay the outstanding indebtedness of the Company under the Credit Agreements on the date of acquisition.

10.  Reconciliation with Canadian Generally Accepted Accounting Principles

The unaudited condensed interim consolidated financial statements of the Company are prepared in accordance with U.S. GAAP.  There are no differences between U.S. GAAP and Canadian generally accepted accounting principles (“Canadian GAAP”) that affect net loss and comprehensive loss for the three months ended April 3, 2011.  The material differences between U.S. GAAP and Canadian GAAP affecting the Company’s unaudited condensed interim consolidated financial statements are detailed as follows:

(a)	Reconciliation of stockholders’ deficit:

April 3, 2011

Stockholders’ deficit as per U.S. GAAP	$(216,220)

Adjustments:
Pension liability adjustment (ii)	27,593
Stockholders’ deficit as per Canadian GAAP	$(188,627)

(i)
  Accounting for interest in joint ventures: The Company accounts for its investment in affiliate using the equity method.  Under Canadian GAAP, the proportionate consolidation method is used to account for interests in joint ventures.  This difference would result in the reclassifications of the amount recorded as investment in affiliate to individual line items in the consolidated balance sheets and statements of earnings and comprehensive income, but would not have any impact on the Company’s stockholders’ deficit and net income and comprehensive income.  Therefore, for the purpose of this reconciliation, there are no adjustments made to account for the Company’s interest in affiliate.

(ii)
  Pension liability adjustment: The Company’s accumulated benefit obligation for its defined benefit pension plan exceeds the fair value of plan assets. U.S. GAAP requires the funded status of pension plans to be presented on the balance sheet by recording the unrecognized actuarial gains and losses and prior service cost in accumulated other comprehensive loss. As a result, the Company has recorded a pension liability adjustment in Accumulated other comprehensive loss. The variations of these unrecognized amounts in the period are included in other comprehensive income (loss). Under Canadian GAAP, these unrecognized gains or losses remain off balance sheet until their eventual recognition in net income. As a result, an adjustment of $27.6 million is required to reverse the net balance of unfunded accumulated benefit obligation in accumulated other comprehensive loss.  The recognition of the actuarial gains and losses by application of the corridor method and past service cost in net income is the same under Canadian GAAP and therefore, no adjustment is required to net income.